UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ____________

Commission file number 0-11757

J.B. HUNT TRANSPORT SERVICES, INC. EMPLOYEE RETIREMENT PLAN

J.B. HUNT TRANSPORT SERVICES, INC.

615 J.B. Hunt Corporate Drive

Lowell, Arkansas 72745

(479) 820-0000

REQUIRED INFORMATION

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act (ERISA) and exhibits are filed for the J.B. Hunt Transport Services, Inc. Employee Retirement Plan:

Exhibits

23.1 Consent of PricewaterhouseCoopers LLP

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of J.B. Hunt Transport Services, Inc. Employee Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of J.B. Hunt Transport Services, Inc. Employee Retirement Plan (the “Plan”) as of December 31, 2022 and 2021 and the related statements of changes in net assets available for benefits for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Fayetteville, AR

June 28, 2023

We have served as the Plan’s auditor since 2021.

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Statements of Net Assets Available for Benefits
December 31, 2022 and 2021

	2022	2021
Cash	$649,709	$1,052,558
Investments, at fair value:
Mutual funds	686,093,762	776,441,638
Common stock – J.B. Hunt Transport Services, Inc.	281,793,957	348,726,873
Common/collective trust	100,053,910	94,825,881
Total investments	1,067,941,629	1,219,994,392
Receivables:
Notes receivable from participants	46,590,331	43,573,875
Contributions:
Participants	3,811,542	1,073,248
Employer	1,250,042	356,120
Accrued investment income	21,856	17,280
Total receivables	51,673,771	45,020,523
Net assets available for benefits	$1,120,265,109	$1,266,067,473

See accompanying notes to financial statements.

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2022 and 2021

	2022	2021
Additions to net assets attributed to:
Investment (loss)/income:
Net (depreciation)/appreciation in fair value of investments	$(215,095,880)	$193,919,980
Interest and dividends	28,984,753	32,855,758
	(186,111,127)	226,775,738

Interest income on notes receivable from participants	2,067,681	2,049,393
Contributions:
Employer, net of forfeitures	31,263,803	25,924,319
Participants	114,582,201	93,035,420
	145,846,004	118,959,739
Total additions, net of investment loss	(38,197,442)	347,784,870

Deductions from net assets attributed to:
Withdrawals and distributions	105,928,664	95,488,020
Administrative expenses	1,676,258	1,588,897
Total deductions	107,604,922	97,076,917
(Decrease)/increase in net assets available for benefits	(145,802,364)	250,707,953

Net assets available for benefits:
Beginning of year	1,266,067,473	1,015,359,520
End of year	$1,120,265,109	$1,266,067,473

See accompanying notes to financial statements.

J.B. HUNT TRANSPORT SERVICES, INC.

EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2022 and 2021

1.	Description of Plan

The following description of the J.B. Hunt Transport Services, Inc. (the “Company” or “Employer”) Employee Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The purpose of the Plan is to provide additional incentive and retirement security for eligible employees of the Company by permitting contributions to the Plan that are tax deferred under Section 401(k) of the Internal Revenue Code (IRC). All employees, other than employees covered by a collective bargaining agreement, non-resident aliens, leased employees, and independent contractors, are eligible to make salary reduction contributions immediately following their employment commencement date. Each employee that has completed one year of qualifying service is eligible to receive matching contributions. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Each year, participants may defer from 1% up to 50% of pretax annual compensation, as defined in the Plan document (not to exceed limits determined under Sections 402(g) and 415(c) of the IRC). Participants who have attained age 50 before the end of the Plan year are eligible to make catch up contributions. The Company matches 50% of the first 6% of compensation that a participant contributes to the Plan once meeting match eligibility requirements as defined in the plan document. Additional amounts may be contributed at the discretion of the Company’s Board of Directors. No such additional amounts were contributed in 2022 or 2021. The Plan additionally provides for Roth Elective Deferrals, After-Tax Deferrals, and In-Plan Roth Rollovers.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contributions and any discretionary contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of service. Upon a participant’s retirement, permanent disability or death, he or she becomes fully vested in the Plan. If a participant terminates employment for any other reason on or after being credited with at least six years of vesting service, he or she becomes fully vested in the Plan. Prior to the completion of six years of vesting service, the vesting percentages are as follows: 0 - 1 year – 0%; 2 years – 20%; 3 years – 40%; 4 years – 60%; 5 years – 80%; 6 years – 100%. A year of vesting service is credited to participants that complete 1,000 hours of service within a plan year. Hours of service are defined in the plan document and accumulated for employees irrespective of participation in the Plan. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions, restore a participant’s account for claims of benefits, or pay Plan expenses. Forfeitures for the years ended December 31, 2022 and 2021 amounted to approximately $2,517,000 and $2,983,000 respectively. The Company used approximately $2,954,000 and $2,489,000 to reduce Company contributions to the Plan in 2022 and 2021, respectively. Forfeitures remaining in the Plan at December 31, 2022 and 2021 were approximately $123,000 and $560,000, respectively.

Participant Loans

Notes receivable from participants represent participant loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 - 5 years for general purpose loans, or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear fixed interest at the prime rate on the first day of the calendar month in which the loan is made, plus one percent (ranging from 3.50% to 9.25% for loans outstanding at December 31, 2022). Principal and interest are paid ratably through payroll deductions. A participant may only have two loans outstanding at any time.

Payment of Benefits

On termination of service due to retirement, disability or death, a participant or his/her beneficiary may receive either a lump-sum amount or approximately equal monthly, quarterly or semi-monthly installments in cash equal to the value of the participant’s vested interest in his or her account. For termination of service, other than retirement, disability or death, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

The Plan allows for general hardship distributions if a participant meets the Plan’s requirements for such distributions.

The Plan will distribute and rollover certain net assets to other plans in connection with participants who have terminated employment and begun participating in other employer plans. Such transactions are recorded in withdrawals and distributions at the fair value of the assets on the date of rollover. Similarly, the Plan allows new participants to rollover or transfer-in assets held in other qualified plans. Such transactions are recorded in participant contributions at fair value.

Administrative Expenses

The Company may elect to pay all administrative expenses of the Plan. Administrative expenses not paid by the Company are paid from Plan assets. All administrative expenses were paid within the Plan in 2022 and 2021.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared utilizing the accrual method of accounting.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 or 2021. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value on December 31, 2022 and 2021. See Note 3, Fair Value Measurements, for additional information on investment valuation. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation or depreciation in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses. The cost of securities sold is determined by the weighted average cost method. Shares of mutual funds are valued at published market prices. Shares of common stock are valued at quoted market prices. Investments in the common/collective trust are valued at the net asset value per unit, as determined by the issuer of the respective trust.

The MissionSquare Funds of VantageTrust Stable Value Fund (Stable Value Fund), a common/collective trust, is designed to deliver safety and stability by preserving principal and accumulating earnings. This Stable Value Fund is primarily invested in guaranteed investment contracts, bank investment contracts, and synthetic investment contracts. The Plan may withdraw from the Stable Value Fund with 12 month written advance notice to the trustee. The notice period may be shortened or waived by the trustee in its sole discretion. There are no restrictions on participant-directed redemptions.

Payment of Benefits

Benefits are recorded when paid. Defaults on participant notes receivable are recorded as withdrawals and distributions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.	Fair Value Measurements

The FASB’s guidance on fair value measurements establishes a three-level valuation hierarchy for disclosure based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). An asset’s fair value measurement level within the hierarchy is based on the lowest level of input that is significant to the valuation.

The three levels are defined as follows:

•	Level 1 - inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

•

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following are assets measured at fair value on a recurring basis at December 31, 2022 and 2021:

December 31, 2022
Description	Level 1	Total
Mutual Funds	$686,093,762	$686,093,762
Common Stock	281,793,957	281,793,957
		967,887,719
Common/collective trusts measured at net asset value		100,053,910
Total investments		$1,067,941,629

December 31, 2021
Description	Level 1	Total
Mutual Funds	$776,441,638	$776,441,638
Common Stock	348,726,873	348,726,873
		1,125,168,511
Common/collective trusts measured at net asset value		94,825,881
Total investments		$1,219,994,392

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

5.	Related Party and Parties-in-Interest Transactions

At December 31, 2022 and 2021, the Plan held 1.6 million and 1.7 million shares, respectively, of common stock of the Company, with a fair value of approximately $281.8 million and $348.7 million, respectively. Beginning in 2020, limitations were placed on a participant’s investment in common stock of the Company. During the years ended December 31, 2022 and 2021, investments in common stock of the Company were limited to no more than 10% of a participant’s contribution. In addition, transfers of existing investments within a participant’s Plan account to common stock of the Company were not allowed if the then-current market value of common stock of the Company within their account was greater than 60% during the year ended December 31, 2021 and 40% during the year ended December 31, 2022. Subsequently in 2023, the participant contribution limit was raised from 10% to 20% and the fair value transfer of existing investments limitation was fixed at 40% going forward. The Plan recorded dividend income on the common stock of the Company of approximately $2.6 million and $2.0 million during the years ended December 31, 2022 and 2021. Net activity from the investment in common stock of the Company resulted in a decrease of approximately $50.0 million and an increase of $117.8 million within the investment balance for the years ended December 31, 2022 and December 31, 2021, respectively. The Plan transactions involving this investment security qualify as related party and party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules of ERISA.

6.	Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated November 17, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has been amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2019.

Schedule 1

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

EIN: 71-0335111, Plan: 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022

Column (a)	Column (b)	Column (c)	Column (e)
		Description of Investment
Party-in-		Including Maturity Date,
Interest	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
Identification	Lessor, or Similar Party	Par, or Maturity Value	Value

	American Beacon Small Cap Value Fund (Class R5)	Mutual Fund	$19,270,313
	American Funds EuroPacific Growth Fund (Class R6)	Mutual Fund	21,796,730
	Goldman Sachs International Small Cap Insight Fund (Instl Class)	Mutual Fund	7,383,641
	INVESCO Developing Markets Fund (Class Y)	Mutual Fund	6,105,497
	MFS Growth Fund (Class R6)	Mutual Fund	60,496,196
	MFS Global Real Estate Fund (Class R6)	Mutual Fund	12,545,758
	PGIM Total Return Bond Fund	Mutual Fund	15,476,872
	PIMCO Income Fund Institutional Class	Mutual Fund	3,673,087
	PIMCO Real Return Fund Institutional Class	Mutual Fund	18,961,392
	Principal Funds Inc. Small Cap Growth Fund I (Instl Class)	Mutual Fund	17,338,705
	Vanguard Equity Income Fund Admiral	Mutual Fund	52,612,185
	Vanguard Target Retirement Income Fund	Mutual Fund	2,048,807
	Vanguard Institutional Index Fund Plus	Mutual Fund	93,402,705
	Vanguard Target Retirement 2020	Mutual Fund	4,669,559
	Vanguard Target Retirement 2025	Mutual Fund	21,209,586
	Vanguard Target Retirement 2030	Mutual Fund	34,574,376
	Vanguard Target Retirement 2035	Mutual Fund	36,193,045
	Vanguard Target Retirement 2040	Mutual Fund	30,811,625
	Vanguard Target Retirement 2045	Mutual Fund	27,304,064
	Vanguard Target Retirement 2050	Mutual Fund	31,218,401
	Vanguard Target Retirement 2055	Mutual Fund	32,783,855
	Vanguard Target Retirement 2060	Mutual Fund	26,901,487
	Vanguard Target Retirement 2065	Mutual Fund	8,136,772
	Vanguard Mid Cap Index (Class I) Fund	Mutual Fund	27,940,602
	Vanguard Small Cap Index Fund	Mutual Fund	21,962,225
	Vanguard Total Bond Market Index Fund	Mutual Fund	23,888,264
	Vanguard Total International Stock Index Fund	Mutual Fund	27,388,013
*	J.B. Hunt Transport Services, Inc. Common Stock	Common Stock	281,793,957
	MissionSquare Funds of VantageTrust Stable Value Fund	Common/Collective Trust	100,053,910
*	Participant Loans	Interest rates ranging from 3.50% to 9.25% and various maturities	46,590,331
			$1,114,531,960

*	Party-in-interest

See accompanying report of independent registered public accounting firm and notes to financial statements.

Note: Column (d) has been omitted as all investments are participant directed.

Exhibit Index

Exhibit	Description

23.1	Consent of PricewaterhouseCoopers LLP

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

J.B. HUNT TRANSPORT SERVICES, INC. EMPLOYEE RETIREMENT PLAN

DATE: June 28, 2023
	By:	/s/ John K. Kuhlow
John K. Kuhlow
Chief Financial Officer,
Executive Vice President
(Principal Financial and Accounting Officer)